Exhibit 99.1

May 3, 2022

Contact:	Trinity Biotech plc	Lytham Partners, LLC
	John Gillard	Joe Diaz
	(353)-1-2769800	(1)-602-889-9700
E-mail: investorrelations@trinitybiotech.com

Trinity Biotech Announces the Successful Closing of its
Strategic Investment and Partnership With The MiCo Group of
South Korea

DUBLIN, Ireland (May 3, 2022)…. Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced that it has closed its recently announced strategic investment with the MiCo Group.

Refinancing

On Tuesday, May 3, 2022, the Company successfully closed an approximately $45 million strategic investment and partnership with MiCo Ltd (“MiCo”). MiCo, a KOSDAQ-listed and Korea-based company, is engaged in the biomedical business through its affiliate MiCo BioMed, in addition to providing cutting-edge technology driven solutions in the semi-conductor and green energy sectors.

The investment consists of approximately 11.2 million ADSs at a price of $2.25 per ADS and a seven-year, unsecured junior convertible note in the amount of $20 million, with a fixed interest rate of 1.5% and an ADS conversion price of $3.24 per ADS.   The convertible note mandatorily converts into ADS if the volume weighted average price of the Company’s ADSs is at or above $3.24 for any five consecutive NASDAQ trading days.

These funds will be primarily used to repay a portion of the Company’s $81.25 million term loan, which is expected to reduce the Company’s annual interest cost by approximately $4 million each year. The Company also expects that this investment will facilitate its exploration of lower cost debt funding options in the short term, with the aim of further reducing the Company’s interest expense through refinancing the balance of the Company’s term loan at substantially lower interest rates.

Commenting on the closing of the transaction, Ronan O’Caoimh, Chief Executive Officer stated, “We are delighted to close the $45 million investment from MiCo Group, at a significant premium to our current ADS price, and are excited to work with the MiCo team in our future alliance. I would like to welcome Sun-Q Jeon to our board as Chairman, and our two other new board members, Aris Kekedjian and Michael Sung Soo Kim”.

Commenting on the closing of the transaction, John Gillard, Chief Financial Officer stated, “We are very excited to close the equity and convertible debt investments by the MiCo Group. We believe this investment will substantially transform the capital structure of Trinity Biotech and will facilitate our executing on the exciting organic and inorganic opportunities open to us at this time of significant disruption in the diagnostics industry.  We look forward to working with Sun-Q, Aris, Michael and the wider MiCo team to drive the growth of Trinity Biotech into the future”.

Certain statements made in this release that are not historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Trinity Biotech to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, but not limited to, the results of research and development efforts, risks associated with the outbreak and global spread of the coronavirus (COVID-19), the effect of regulation by the U.S. Food and Drug Administration and other agencies, the impact of competitive products, product development commercialization and technological difficulties. For additional information regarding these and other risks and uncertainties associated with Trinity Biotech’s business, reference is made to our reports filed from time to time with the U.S. Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.